Filed by QRS Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: QRS Corporation
Commission File No: 000-21958

Employee Update Meeting July 21, 2004

QRS Corporation (Nasdaq: QRSI) "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995 This presentation contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) JDA's ability to leverage the QRS products to enable it to further expand its position in the demand chain market; (b) JDA's ability to successfully integrate and market the QRS products; (c) JDA's and QRS' ability to obtain regulatory approvals; and (d) JDA's and QRS' assumptions regarding the future financial and operating results of the combined company if JDA and QRS successfully complete the merger. Additional information relating to the uncertainty affecting the businesses of JDA and QRS as well as certain risk associated with the pending merger between JDA and QRS are contained in the respective filings with the SEC. Neither JDA nor QRS is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. In addition to the specific risks identified in the proceeding paragraph, mergers involve a number of special risks, including diversion of management's attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger, the integration of acquired products, technologies and employees into JDA's business and product offerings, and the risk that the merger is not consummated. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management's attention, could have a material adverse effect on the combined company's business, operating results and financial condition. Our presentation will also include a discussion of certain non-GAAP financial measures. The most directly comparable GAAP financial measures and information reconciling the non-GAAP measures we discuss to the Company's GAAP results are part of our earnings release, which is available in the Investor Relations portion of our website at "www.qrs.com."

QRS Three Phase Strategy: Where We Were Enhance offering with new collaborative applications Penetrate more retail segments Deepen existing customer relationships 2. Growth Progress Become acknowledged leader in collaborative commerce solutions Grow substantially to achieve scale Achieve breadth across retail industry Rationalize portfolio Return to profitability Stabilize revenues 1. Turnaround 3. Market Leadership 2002 - 2003 2007+ 2004 - 2006

2Q04 - On Track 2Q04 Results* Versus Plan Revenue of $29.2M On plan Gross margin of 49% Better than plan Operating income of $1.5M Better than plan Net income of $1.5M Better than plan EBITDA of $3.8M Better than plan * Adjusted to exclude the effect of in-process R&D, restructuring, and impairment charges

QRS

Second Quarter Highlights

Product

- **QRS QuickSync™** — announced PIM solution that allows companies to publish item information quickly and easily to a single channel.
- **QRS Reveal™** — first application developed on our new technology platform; beta version released 7/1/04

Sales

- **Gold Toe Brands –** Selected QRS QuickSync for collecting and publishing item information to QRS Catalogue

GOLDTOE

- **York Fitness –** Selected QRS IMPACT enterprise edition for brand information management

YORK Fitness WORLDWIDE

Company

- **Planned merger with JDA announced in June**

JDA

- **QRS recognized by industry publications:**

  - "Top 100 IT Provider" by *Retail Week*

  - "Top 100 Logistics IT Provider" by *Inbound Logistics*

CONNECT > TRANSACT > COLLABORATE > DIFFERENTIATE

PRIVILEGED AND CONFIDENTIAL 5

Key Initiative: Selling Our PIM Products The next stage for publishing product data to multiple channels inside and outside your organization The foundation for a data sync strategy - publish quickly and easily to a single information channel A comprehensive solution incorporating a retail- specific framework that supports process integration and total data synchronization to improve operational control and meet strategic objectives QRS IMPACT(tm) Enterprise Edition QRS IMPACT(tm) QRS QuickSync(tm) Total Data Synchronization Channel Publishing

Key Initiative: Gaining Customer Mindshare QRS Get Connected Seminar: "Data Synchronization for Today's Retail Industry" New York City breakfast seminar attended by almost 50 retail professionals on 6/9/04 Continued Press and Analyst Coverage Over 160 placements in media and analyst publications in Q2 Presence at Industry Events UCC UConnect, Vendor Compliance Federation, Hardlines Technology Forum Customer Announcements and Success Stories York Fitness, Gold Toe and Boscov's participated in press releases and press interviews on QRS' behalf

Key Initiative: QRS Reveal Beta Program Kicked off in April Goal: Secure top-tier and mid-tier retailers for testing Interest has been high among retailers and suppliers Two retailers have signed agreements, with more on the way

QRS Reveal(tm) Lincoln Yarbrough Product Manager

Accelerating Our Pursuit of Leadership Enhance offering with new collaborative applications Penetrate more retail segments Deepen existing customer relationships 2. Growth Progress Become acknowledged leader in collaborative commerce solutions Grow substantially to achieve scale Achieve breadth across retail industry Rationalize portfolio Return to profitability Stabilize revenues 1. Turnaround 3. Market Leadership 2002 - 2003 2004+ 2004

Combined Company Overview JDAS (last four quarters as of March 31, 2004) QRSI (last four quarters as of March 31, 2004) The NEW JDA TOTAL REVENUES $221 M $123 M $340+ M Employees 1,304 476 1,780 Customers 4,500 10,000 >14,000

Focus For the First Half of 2004 - Mission Accomplished 2 QRS PIM sales (Gold Toe and York Fitness) Deliver financial results Set market and product strategy for the year Successful QRS Retail Connect 2004 Dedicate resources to QRS IMPACT, ITM-based solutions and future collaborative applications UCCnet certification

Develop strategy for next 3 years Meet our revenue and expense targets Begin generating revenue from our new applications More PIM deals in 2H04 Meet our new product development milestones Focus For the Second Half of 2004 - Persisting for Success

Thank You- Our Success Depends on Our Continued Focus

Q&A

QRS Corporation Caution Required by Certain SEC Rules In connection with the merger of JDA Software Group, Inc. ("JDA") and QRS Corporation ("QRS"), JDA will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA's and QRS' special stockholder meetings, with the Securities and Exchange Commission ("SEC"). Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA and QRS with the Securities and Exchange Commission at the SEC's web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by QRS with the SEC may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, Secretary, (510) 215-5000. QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS' and JDA's stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.